YORK STOCKBROKERS, INC.

STATEMENT OF FINANCIAL CONDITION

June 30, 2019

Assets

Cash and cash equivalents	$	151,781
Receivable from brokers and dealers		22,920
Accounts receivable		411,668
Fixed assets, (net of accumulated depreciation of $10,922)		4,869
Prepaid expense		9,032
Deferred tax asset		36,992
Security deposits		3,000
Total assets	$	640,262

Liabilities

Accounts payable and accrued expenses	$	401,116
Total liabilities		401,116

Stockholder's equity

Common stock, no par value; 1,000 shares authorized, 1,000 shares issued and outstanding	1,000
Additional paid-in capital	1,442,831
Accumulated deficit	(1,204,685)
Total stockholder's equity	239,146

Total liabilities and stockholder's equity	$	640,262